Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Merrill Lynch & Co., Inc.
(Commission File No. 001-07182)
Bank of America / Merrill Lynch Talking Points
Tremendous Strategic Fit
As reported, Bank of America Corporation has agreed to acquire Merrill Lynch & Co., Inc. in a $50 billion all-stock transaction that we believe will create a company unrivaled in its breadth of financial services and global reach.
We believe the combination of Bank of America and Merrill Lynch is attractive for clients, shareholders and employees. Together, we believe our companies will make a much stronger entity that will be able to deliver significantly more capabilities and services to our clients.
The combined company will also serve as a leading provider of global wealth management services. With Merrill Lynch’s more than 16,000 financial advisers, the combined company would have the largest brokerage in the world with more than 20,000 advisers and $2.5 trillion in client assets.
The combination brings global scale in investment management, including an approximately 50% ownership in BlackRock, which has $1.4 trillion in assets under management. Today, Bank of America has $589 billion in assets under management.
The new company will include enhanced strengths and new ones, inside and outside of the United States. These will include leading positions in global debt underwriting, global equities, and global merger and acquisition advice.
After the acquisition, Bank of America would be the No. 1 underwriter of global high yield debt, the third largest underwriter of global equity and the ninth largest adviser on global mergers and acquisitions.
Capital and Liquidity Positions
Merrill Lynch’s capital and liquidity positions remain sound. As previously announced, in the third quarter Merrill Lynch sold $30 billion in CDO and related assets, and the firm has continued to reduce certain assets on the books since then.

Merrill Lynch also completed a $9.8 billion common stock offering, adding significant strength to the company’s capital position and illustrating confidence in the franchise.
As this transaction moves forward, we remain focused on serving our clients and customers.
Terms of Transaction
Bank of America would exchange .8595 shares of Bank of America common stock for each Merrill Lynch common share.
The transaction is expected to close in the first quarter of 2009 or earlier.
It has been approved by the directors of each company and is subject to shareholder votes at each company, customary closing conditions and regulatory approvals.
Under the agreement, three directors of Merrill Lynch will join the Bank of America Board of Directors.
Quotes
“Acquiring one of the premier wealth management, capital markets, and advisory companies is a great opportunity for our shareholders,” Bank of America Chairman and Chief Executive Officer Ken Lewis said. “Together, our companies are more valuable because of the synergies in our businesses.”
“Merrill Lynch is a great global franchise and I look forward to working with Ken Lewis and our senior management teams to create what will be the leading financial institution in the world with the combination of these two firms,” said John Thain, chairman and CEO of Merrill Lynch.
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In connection with the proposed merger, Bank of America Corporation (“Bank of America”) intends to file with the Securities and Exchange Commission (the “SEC”), along with other relevant documents, a Registration Statement on Form S-4 that will include a joint proxy statement of Bank of America and Merrill Lynch & Co., Inc. (“Merrill Lynch”) that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of the joint proxy statement/prospectus and other relevant documents filed or to be filed by Bank of America and Merrill Lynch with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Merrill Lynch’s investor relations website (www.ir.ml.com) under the heading “SEC Filings.”

Neither Bank of America nor Merrill Lynch is currently engaged in a solicitation of proxies from the securityholders of Bank of America or Merrill Lynch in connection with the proposed merger. If a proxy solicitation commences, Bank of America, Merrill Lynch and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the information above.